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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)


                        VIXEL CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            928552108
                         (CUSIP Number)

                        December 31, 1999
     (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [x]       Rule 13d-1(b)

          [ ]       Rule 13d-1(c)

          [ ]       Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP 928552108           SCHEDULE 13G                   Page 2 of 10


 1    Name of Reporting Person                       San Francisco Sentry
                                                  Investment Company, LLC

      IRS Identification No. of Above Person                  94-3235398

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    1,162,674
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,162,674

 9    Aggregate Amount Beneficially Owned by
      Each Reporting Person                                     1,162,674

 10   Check Box if the Aggregate Amount in Row (9)
      Excludes Certain Shares                                         [ ]

 11   Percent of Class Represented by Amount in Row 9                5.0%

 12   Type of Reporting Person                                         IA

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CUSIP 928552108           SCHEDULE 13G                   Page 3 of 10


 1    Name of Reporting Person                       Richard E. Dirickson

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    1,162,674
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,162,674

 9    Aggregate Amount Beneficially Owned by
      Each Reporting Person                                     1,162,674

 10   Check Box if the Aggregate Amount in Row (9)
      Excludes Certain Shares                                         [ ]

 11   Percent of Class Represented by Amount in Row 9                5.0%

 12   Type of Reporting Person                                         IN

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CUSIP 928552108           SCHEDULE 13G                   Page 4 of 10


 1    Name of Reporting Person                           Steven A. Ledger

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    1,162,674
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,162,674

 9    Aggregate Amount Beneficially Owned by
      Each Reporting Person                                     1,162,674

 10   Check Box if the Aggregate Amount in Row (9)
      Excludes Certain Shares                                         [ ]

 11   Percent of Class Represented by Amount in Row 9                5.0%

 12   Type of Reporting Person                                         IN

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CUSIP 928552108           SCHEDULE 13G                   Page 5 of 10


 1    Name of Reporting Person                          Timothy M. Spicer

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [ ]
 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                    1,162,674
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                         0
  PERSON WITH
                    8    Shared Dispositive Power               1,162,674

 9    Aggregate Amount Beneficially Owned by
      Each Reporting Person                                     1,162,674

 10   Check Box if the Aggregate Amount in Row (9)
      Excludes Certain Shares                                         [ ]

 11   Percent of Class Represented by Amount in Row 9                5.0%

 12   Type of Reporting Person                                         IN

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CUSIP 928552108           SCHEDULE 13G                   Page 6 of 10


Item 1(a).  Name of Issuer.

            Vixel Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices.

            11911 Northcreek Parkway South
            Bothell, WA 98011

Item 2(a).  Names of Persons Filing.

            San Francisco Sentry Investment Company, LLC

Item 2(b).  Address of Principal Business Office or, if none,
            Residence.

            100 Pine Street, San Francisco, CA  94111

Item 2(c).  Citizenship.

            United States.

Item 2(d).  Title of Class of Securities.

            Common Stock

Item 2(e).  CUSIP Number.

            928552108

Item 3.     Type of Reporting Person.

            If this statement is filed pursuant to Sections
            240.13d-1(b) or 240.13d-2(b) or (c), check
            whether the person filing is a:

            (a)  [ ] Broker or dealer registered under
            section 15 of the Act (15 U.S.C. 78o).

            (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

            (c)  [ ] Insurance company as defined in section
            3(a)(19) of the Act (15 U.S.C. 78c).

            (d)  [ ] Investment company registered under
            section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e)  [x] An investment adviser in accordance with
            Section 240.13d-1(b)(1)(ii)(E) (San Francisco
            Sentry Investment Company, LLC);

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CUSIP 928552108           SCHEDULE 13G                   Page 7 of 10


            (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-
            1(b)(1)(ii)(F);

            (g)  [x] A parent holding company or control
            person in accordance with Section 240.13d-
            1(b)(1)(ii)(G) (Richard E. Dirickson; Steven A.
	    Ledger; Timothy M. Spicer);

            (h)  [ ] A savings associations as defined in
            Section 3(b) of the Federal Deposit Insurance
            Act (12 U.S.C. 1813);

            (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
            Act of 1940 (15 U.S.C. 80a-3);

            (j)  [ ] Group, in accordance with Section 240.13d-
            1(b)(1)(ii)(J).

            If this statement is filed pursuant to Section
            240.13d-1(c), check this box.  [ ]

Item 4.     Ownership.

            Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein. This amendment does not report a change in beneficial ownership, but is being filed solely to reflect a 2-for-3 reverse stock split not accounted for in the previous filing.

            Because each of Richard E. Dirickson, Steven A. Ledger and Timothy M. Spicer own a 33-1/3% interest in San Francisco Sentry Investment Company, LLC and as Timothy M. Spicer is also the portfolio manager, it is possible that Richard E. Dirickson, Steven A. Ledger and/or Timothy M. Spicer may be deemed a beneficial owner of the Company's shares held by San Francisco Sentry Investment Company, LLC by virtue of the definition of "beneficial owners" in Rule 13d-3 under the Securities Exchange Act of 1934. The filing of this Schedule shall not be construed as an admission by Richard E. Dirickson, Steven A. Ledger or Timothy M. Spicer that he is a beneficial owner of any securities of the Company or an admission by any of the filing persons that they are members of a group.

            It is possible that the individual directors, executive officers, members, and/or managers of San Francisco Sentry Investment Company, LLC might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of

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CUSIP 928552108           SCHEDULE 13G                   Page 8 of 10


this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More Than Five Percent on Behalf of
            Another Person.

            San Francisco Sentry Investment Company, LLC is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby San Francisco Sentry Investment Company, LLC acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the
            Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP 928552108           SCHEDULE 13G                   Page 9 of 10


                            Signature

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  March 13, 2000


                                SAN FRANCISCO SENTRY INVESTMENT
                                COMPANY, LLC


/s/ Timothy M. Spicer           By:  /s/ Timothy M. Spicer
_____________________________        _______________________________
Timothy M. Spicer               Title:  Manager Member




/s/ Steven A. Ledger            /s/ Richard E. Dirickson
_____________________________   ____________________________________
Steven A. Ledger                Richard E. Dirickson

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CUSIP 928552108              SCHEDULE 13G                  Page 10 of 10


                               EXHIBIT A

                       JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  March 13, 2000


                                SAN FRANCISCO SENTRY INVESTMENT
                                COMPANY, LLC


/s/ Timothy M. Spicer           By:  /s/ Timothy M. Spicer
_____________________________        _______________________________
Timothy M. Spicer               Title:  Manager Member




/s/ Steven A. Ledger            /s/ Richard E. Dirickson
_____________________________   ____________________________________
Steven A. Ledger                Richard E. Dirickson